SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)1

Regent Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 758865109

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758865109	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,653,699
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,653,699
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,653,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 38,783,278 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at August 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007.

CUSIP No. 758865109	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,653,699[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 844,784[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,653,699[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 844,784[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,929,993[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 2,653,699 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 844,784 shares of Common Stock held by its investment advisory clients, 276,294 of which are held by investment advisory clients indirectly affiliated with Mr. Riley or the Riley Investment Partners Master Fund, L.P.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 758865109	13D	Page 4

3

Based on 38,783,278 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at August 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007.

CUSIP No. 758865109	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,653,699[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 844,784[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,653,699[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 844,784[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,929,993[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,653,699 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC has shared voting and dispositive power over 844,784 shares of Common Stock held by its investment advisory clients, 276,294 of which are held by investment advisory clients indirectly affiliated with Mr. Riley or the Riley Investment Partners Master Fund, L.P.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

CUSIP No. 758865109	13D	Page 6

Based on 38,783,278 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at August 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007.

CUSIP No. 758865109	13D	Page 7

Item 4.

Interest in Securities of the Issuer

Item 4 as previously filed is amended to add the following information:

On September 14, 2007, RIM and RIP entered into a Settlement Agreement (the “Settlement Agreement”) with Issuer, SMH Capital Inc. (“SMH Capital”), SOF Management, LLC (“SOF Management”), Sanders Opportunity Fund, L.P. (“SOF Fund”), Sanders Opportunity Fund (Institutional) L.P. (“SOF Fund (Institutional)), Don A. Sanders (“Mr. Sanders”), John Ahn and Joseph Patrick Hannan.  As used in this description, “Riley” means RIM, RIP and all of their respective affiliates, the term “Sanders” means SMH Capital, SOF Management, SOF Fund, SOF Fund  (Institutional), Mr. Sanders and all of their respective affiliates, the term “Issuer” means the Issuer and its affiliates, and the term “affiliates” means any officer, director, employees, investment advisory clients, attorney, agent, assignee, predecessor, successor, parent, subsidiary, affiliate, division, or related company.

Pursuant to the terms of the Settlement Agreement, the parties took the following actions on September 14, 2007:

•

Riley and Sanders withdrew their demand for a special meeting (the “Proposed Special Meeting”) pursuant to letters from stockholders (including Riley and Sanders) dated in the period July 19, 2007 through August 8, 2007, for the purpose of, among other things, (i) to amend Issuer’s bylaws to increase the size of Issuer’s Board of Directors to nine directors, to fix the number of directors at nine, to eliminate the ability of Issuer’s Board to change the number of directors without stockholder approval, and to provide that only stockholders acting at a stockholders meeting could fill any vacancies that would occur if the size of Issuer’s Board was subsequently increased or if a director was removed by stockholders, and (ii) to elect four new directors nominated by Riley to Issuer’s Board if stockholders adopted the bylaw amendments and so expanded the size of Issuer’s  Board.

•

After consideration and recommendation by the Nominating and Corporate Governance Committee, the Issuer’s Board met and expanded its size to seven directors, appointed Messrs. Ahn and Hannan to fill the two newly created Board positions, appointed Mr. Ahn to the Nominating and Corporate Governance Committee, and appointed Mr. Hannan to the Board’s Audit and  Compensation Committees.

•

All parties to the pending litigation among them (the “Pending Litigation”), consisting of the lawsuit filed by Riley against Issuer in Delaware Chancery Court seeking to compel a special meeting of stockholders and to inspect certain records of Issuer, Issuer’s counterclaim against Riley and naming Sanders as a third party defendant in the Delaware Chancery Court action, and Issuer’s lawsuit against Riley and Sanders in the United States District Court for the District of Delaware alleging violations of Section 13 and 14 of the Securities Exchange Act of 1934 in connection with requests from various Issuer stockholders to call a special meeting of stockholders entered into a release agreement (the “Release”) and released each other from all potential claims relating to the Proposed Special Meeting and the Pending Litigation.

•

Counsel to the parties made the appropriate filings with the Delaware Chancery Court and the U.S. District Court for the District of Delaware to dismiss the Pending Litigation with prejudice.

The Agreement contains additional agreements, including the following terms and agreements:

•

Riley, Sanders, and Messrs. Ahn and Hannan will not call for any special meeting of Issuer’s stockholders and not nominate any person for election to Issuer’s Board at any special or annual meeting of Issuer’s stockholders, or form or join a group or act in concert with any person or entity to change the composition of Issuer’s through September 14, 2008, except with the consent of a majority of the then current members of Issuer’s Board. This shall not restrict any vote or actions by Messrs. Ahn and Hannan in their capacity as directors of Issuer (including on the Nominating Committee) and Riley, Sanders and Messrs. Ahn and Hannan shall not be restricted from voting any shares of, or giving a proxy or executing a written consent with respect to, their stock in response to a request from a third party that is not part of a group, as defined in Rule 13d-1, of which Riley, Sanders, Mr. Hannan or Mr. Ahn is also a member and such actions shall not in and of itself be deemed to be acting in concert with the person or persons requesting the vote, proxy or written consent.  The foregoing restrictions shall terminate at any time that the Issuer

CUSIP No. 758865109	13D	Page 8

breaches any of its covenants with respect to Board size, appointment and nomination of the Riley nominees and bylaw amendments.

•

So long as through the date of Issuer’s 2008 Annual Meeting of Stockholders, Riley and Sanders each maintains beneficial ownership of at least 5.0% of Issuer’s outstanding shares of common stock, then Messrs. Ahn and Hannan will be nominated for reelection to the Board to serve as directors through Issuer’s 2009 Annual Meeting of Stockholders.

•

Unless approved by a majority of Issuer’s Board, including the approval of either Mr. Ahn or Mr. Hannan, Issuer’s bylaws will not be amended with respect to calling a special meeting of stockholders until at least two months after no designees of Riley serve on Issuer’s Board.

•

Unless approved by a majority of Issuer’s Board, including the approval of either Mr. Ahn or Mr. Hannan, the size of the Board is fixed at seven directors, and no increase or decrease shall be made at any time through September 14, 2008.

•

One of Mr. Ahn or Mr. Hannan will be appointed to any Board Committee as may be established by the Board.

•

Each party will bear its own costs relating to the Pending Litigation, the Proposed Special Meeting, the Agreement, the Release, and all related matters.

•

Except as otherwise specifically provided in the Agreement, all covenants and restrictions will lapse upon the earlier of such time that no designees of Riley serve on Issuer’s Board, or the adjournment and close of Issuer’s 2009 Annual Meeting of Stockholders.

The foregoing description of the Settlement Agreement and the Release is qualified in its entirety by reference to the Settlement Agreement attached as Exhibit A.

Item 5.

Interest in Securities of the Issuer

See Item 4.

Item 5(c) as previously filed is amended to add the following information:

(c)

The following are transactions effected by Reporting Persons in Common Stock that have taken place since the last 13D filing.

Master Fund	Trade Date	Trans Code	Quantity	Price
8/31/2007	BY	20,566	2.7396
Investment Advisory Clients	Trade Date	Trans Code	Quantity	Price
9/6/2007	BY	100	2.6
9/7/2007	BY	11,400	2.6

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 as previously filed is amended to add the following information:

On September 14, 2007, certain of the Reporting Persons entered into the Settlement Agreement with the Issuer and other parties.  See Item 4.  The foregoing description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement attached as Exhibit A.

CUSIP No. 758865109	13D	Page 9

Item 7.

Material to be filed as Exhibits

Exhibit A

Settlement Agreement, dated September 14, 2007, by and among Regent Communications, Inc., Riley Investment Management LLC, Riley Investment Partners Master Fund, L.P., SMH Capital Inc., SOF Management, LLC, Sanders Opportunity Fund, L.P., Sanders Opportunity Fund (Institutional) L.P. and Don A. Sanders, and as to Sections 1.2 and 2.4 only, John Ahn and Joseph Patrick Hannan

CUSIP No. 758865109	13D	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley